Filed by Owens Mortgage Investment Fund and Owens Realty Mortgage, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and, as applicable, deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: Owens Realty Mortgage, Inc. Registration Statement File No. 333-184392 Owens Mortgage Investment Fund, a California Limited Partnership (“OMIF”), is using the following presentation in connection with limited partners meetings beginning April 4, 2013 relating to the proposed REIT conversion of OMIF. This presentation amends the prior version filed on March 21, 2013 to reflect information contained in the 2012 10k.

Purpose of This Meeting: To Discuss The Proposed REIT Conversion

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS         This communication may contain statements that constitute forward-looking statements, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Owens Mortgage Investment Fund or Owens Realty Mortgage, Inc. to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements.         In some cases you can identify forward-looking statements by terms such as “anticipate,” “project,” “may,” “intend,” “might,” “will,” “could,” “would,” “expect,” “believe,” “estimate,” “potential,” by the negative of these terms and by similar expressions. These forward-looking statements reflect Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond their ability to control or predict. You should not put undue reliance on any forward-looking statements. These forward-looking statements present Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s estimates and assumptions only as of the date of this communication.         Important factors that could cause actual results to differ materially and adversely from those expressed or implied by the forward-looking statements are listed in the proxy statement/prospectus mailed you to on or about February 14, 2013.  The list of factors contained in the proxy statement/prospectus that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent risk and uncertainty. Except for Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s ongoing obligations to disclose material information as required by U.S. federal securities laws, neither company intends to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this communication.   ADDITIONAL INFORMATION AND CAUTIONARY STATEMENT We encourage you to read the proxy statement/prospectus mailed to you on or about February 14, 2013, including the “Risk Factors” section commencing on page 19. We also encourage you to read all other relevant documents filed or to be filed with the Securities and Exchange Commission (“SEC”) relating to the REIT conversion because they contain important information. You may obtain documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by calling our proxy solicitor, Georgeson Inc., at 1-866-821-0284. You may also read and copy any document filed with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.    If you have additional questions or you need another proxy card, please call our office at 1-925-935-3840 immediately.

We are here to discuss the proposal to convert OMIF to a REIT PLEASE HOLD ALL QUESTIONS UNTIL THE END

LIQUIDITY REQUESTS TO REDEEM LP UNITS IN EXCESS OF 108,000,000 UNITS REPRESENTS 39% OF ALL OUTSTANDING UNITS 1 AS OF 12/31/12: 1 - As of 12/31/12, there were approximately 281,479,000 Units (including all Units held by the General Partner).

SOLUTIONS OTHER THAN REIT DO NOTHING WE BELIEVE THIS: Inhibits our ability to manage the fund profitably Results in slow liquidity for LP units Diminishes OMIF value LIQUIDATE Third party analysis shows liquidation would likely result in value of less than $.50/unit 2 2 - Based on ValuCorp International Inc. Appraisal Opinion of Orderly Liquidation Value as of 6/30/12 which is defined as “Liquidation value at which the asset or assets are sold over a reasonable period of time to maximize proceeds received.”

CONVERTING TO A REIT: Liquidity opportunity through a national stock exchange Management believes OMIF will be more profitable as a publicly traded REIT Allows the company to invest capital in loans instead of making redemptions Stock price volatility

When shares of the post-conversion REIT are sold in the public markets by existing stockholders to parties other than the REIT, the REIT’s assets will continue to be invested. Authorized redemptions by OMIF currently require OMIF to reduce its assets to pay the redemption amount.

Some Advantages

Primary goals of the proposed conversion: Opportunity for increased income and distributions by resuming lending activities Provide the opportunity to maximize the liquidation value of our real estate assets Create an opportunity for liquidity through listing on a national securities exchange

We Believe That If You Want: An opportunity for near term liquidity? Your vote should be Yes. An opportunity for liquidity in the future? Your vote should be Yes. Your heirs to have an opportunity for liquidity upon your death? Your vote should be Yes. To stay in the REIT until it expires? Your vote should be Yes.

THE COMPANY CreXus Investment Corp. (CXS) 7 - Narrative taken from CreXus Investment Corporation’s Form 10-K filed with the SEC on 3/1/2013. For further information regarding CreXus Investment Corporation we refer you to their reports available on the Internet at SEC.gov.

CreXus Investment Corp. (CXS)-NYSE 8- Closing Price on 3/20/13 from NASDAQ.COM 9 - CreXus Investment Corp’s Form10-K filed with the SEC on 3/1/2013 10 - Computed by dividing the price per share as of 3/20/2013 by the book value per share as stated in CreXus Investment Corp’s Form 10-K filed with the SEC on 3/1/2013 11 - Source NASDAQ.COM as of 3/20/2013 $13.268 (as of 3/20/13) $11.859 (as of 12/31/12) 1.1110 67%11 $973,999,0009 $66,126,0009 $907,873,0009 76,620,1129

1. ORGANIZATION ARES COMMERCIAL REAL ESTATE CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2012 (unaudited) 8 - Narrative taken from Ares Commercial Real Estate’s Form 10-Q filed with the SEC on 11/7/2012. For further information regarding Ares Commercial Real Estate we refer you to their reports available on the Internet at SEC.gov.

Ares Commercial Real Estate Corporation (ACRE) – NYSE 12 - Closing Price on 3/20/13 from NASDAQ.com 13 - Ares Commercial Real Estate Corp’s Form 10-Q filed with the SEC on 11/7/2012 14 - Computed by dividing the price per share as of 3/20/2013 by the book value per share as stated in Ares Commercial Real Estate Corp’s Form 10-Q filed with the SEC on 11/7/2012 15 - Source NASDAQ.COM as of 3/20/2013 $16.7712 $18.11 13 .93 14 49%15 $220,253,00013 $53,570,00013 $166,683,00013 9,267,16213

WE ENCOURAGE YOU TO DISCUSS THE REIT CONVERSION WITH YOUR FINANCIAL ADVISOR OR CPA

IF YOU THINK OF ADDITIONAL QUESTIONS LATER, GIVE ME A CALL AT 925-935-3840

Thank You For Attending